
quicpush
0.3 mg
(Epinephrine)
Auto-Injector
epinephrine injection, USP
FOR ALLERGIC EMERGENCIES WITH PATIENTS WEIGHING OVER 66 LBS
Single-use injection. Refill prescription after use.
Store auto-injector at 68º to 77ºF (20º to 25º C).
Do not refrigerate. Protect from direct sunlight.
SEE TOP FOR INSTRUCTIONS.
RX only
[redacted]
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PIROUETTE MEDICAL

Convenient healthcare, anywhere

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pirouettemedical.com Portsmouth NH

Featured Investors

- Y Combinator
- Safar Partners
- Liquid 2 Ventures
- MAGIC Fund
- 10X Capital
- Asymmetry Ventures

Y Combinator

YC has invested Airbnb, DoorDash, Stripe, Instacart, Dropbox, and Coinbase, and 3000 more startups

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24 followers coinvesting $4K/deal

Highlights

1. Pirouette's founding team are former rocket scientists, innovating on behalf of patients.
2. 93% of patients want to switch to Pirouette's epinephrine auto-injector after seeing it in action!
3. Conor Cullinane, CEO, received his PhD in Medical Engineering and Medical Physics from MIT/Harvard.
4. Pirouette has 17 issued patents and owns all Intellectual Property for the Technology.

5 Pirouette is manufacturing the devices in-house, in Portsmouth, NH in the US.

Our Team



Conor Cullinane Co-Founder, CEO & President

Conor obtained a PhD in Medical Engineering & Medical Physics at MIT and Harvard Medical School in the Health Sciences and Technology Program. He used to design planetary exploration spacesuits for NASA.



Matthew Kane COO

Matt earned a MSc in Aerospace Engineering from the University of Notre Dame where he developed and tested turbomachinery, which included performance and vibration analysis.



Elijah Kapas CTO

Eli received a dual BS in mechanical and civil engineering from Clarkson University. He has expertise in mechanical engineering, systems engineering, and computer aided design.

Pitch


pirouette
medical


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Three Rocket Scientists Innovating for Patients

pirouette medical

Y Combinator · Clarkson · Harvard Business School



Conor Cullinane, Ph.D.
Co-Founder, President, **CEO**



Elijah Kapas
Co-Founder, **CTO**



Matthew Kane, M.Sc.
Co-Founder, **COO**

MIT · Harvard Medical School · NASA · Bechtel · GE · ND

On the Shoulders of Giants

pirouette medical



Surbhi Sarna

Y Combinator
Penumbra



Joe Nemmers

Abbott
DDC



Kathy Reinke, RN

Abbott
bellinhealth



Tom Hook

BARNES
SANISURE



Mark Bubak, MD

Dakota Allergy & Asthma

BIORA Therapeutics
Boston Scientific
nVision
Abbott
Warburg Pincus
Accriva
Army Reserve
HealthNow
Integer
Mayo Clinic Graduate School of Biomedical Sciences

Auto-Injector Platform

Which Would You Choose?

pirouette medical

Injectors haven't changed in over 50 years – just plastic around a syringe. **Too Expensive. Too Difficult to use.**
*Devices to Scale


autoject
Aidaptus
quicpush

Auto-Injector Platform

The Future of Drug Delivery

pirouette medical

Intuitively Simple.

Inexpensive.

Platform Device.


quicpush

Auto-Injector Platform

A Totally New Approach

pirouette medical

The only intramuscular injector that can offer:

- A large 2-inch diameter **stable base.**
- An **adhesive** to hold the device on location.
- High aspect ratio (**wider than it is tall**) for stability.
- One-handed operation.
- **Unparalleled usability** so untrained naïve passersby can successfully complete an injection the first time, every time.


Stable
Pirouette
Auto-Injector
Difficult to Use
(e.g.., needle stick injuries, accidental injections, incorrect dosage)
Easy to Use
Auto-
Injector
Unstable
(e.g., lack of control, lacerations, bent needles)
Syringe
Prefilled
Syringe

Auto-Injector Platform

Elegantly Designed to Reduce COGS

pirouette medical

COGS (Single Device) = **$13 at GTM**
COGS **< $3 at Scale**

The same **platform auto-injector** is used across drug products, so the **economies of scale** from all markets feed back into a **universal reduction in COGS.**

Design for Manufacturing (**DFM**) Principles were applied at each step, and industry standards were used wherever possible.

- **Material Selection** (i.e., medical grades).
- **Component Design** (i.e., reducing part counts, simplified parts, reducing critical dimensions and specialized surface finishes).
- **Assembly Design** (i.e., modular assemblies).
- **Final Device Design** (i.e., simple spring-based mechanical system).
- **Manufacturing Process Selection** (i.e., no fasteners, high throughput, automation ready).


USED
4
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NEEDLE SIDE

Auto-Injector Platform

A Strong Intellectual Property Position

pirouette medical





18 Issued Utility Patents

Every time we receive a notice of allowance, we file an additional continuation to deepen the IP moat and to keep the patent family alive. Currently we have **7 more patents pending globally**.


Auto-Injector Platform
pirouette medical
pirouette medical
Manufacturing Capability: 1K+ ft² ISO Class 8 Cleanroom for Fluid Pathway Assembly.


QUICPUSH (Epinephrine)
$95/2-Pack
Pairing Our Innovative Auto-Injector with Epinephrine to Treat Severe Allergic Reactions
pirouette medical
quicpush

quicpush®

Epinephrine Auto-Injector

REZQGO
(Naloxone HCl)

$47.50/Device

Pairing Our Innovative Auto-Injector with Naloxone HCl to Treat Opioid Overdose

pirouette medical


PIR-06
PIR-06
4
CALL 911
NEEDLE SIDE
4
CALL 911
NEEDLE SIDE

PIR-06 is the internal project number for REZQGO, our Naloxone Auto-Injector. We will go through brand development for REZQGO once the FDA has provided contingent approval on that proprietary name.

REZQGO
(Naloxone HCl)

NIH / NIDA Support Pirouette to Save Lives

pirouette medical

The opioid overdose market is a major focus for the FDA and US Govt.

$1.2 billion Market, growing at 10% CAGR

$326K Phase I Award NIH / NIDA

300 people die everyday

AMERICA'S SEED FUND SBIR·STTR — POWERED BY SBA U.S. Small Business Administration

NIH National Institute on Drug Abuse — Advancing Addiction Science

$3M

Pirouette is currently seeking a $3M follow-on Phase 2 Award.

Timeline for Commercialization

pirouette medical

REZQGO (Naloxone HCl)



Project Kick-Off	FDA Pre-IND Meeting	Design Verification	FDA Pre-NDA Meeting	Design Validation	NDA Submission	FDA Approval	Market Release
2023 Q2	2023 Q4	2024 Q4	2025 Q3	2026 Q1	2026 Q1	2026 Q4	2027 Q2

QUICPUSH (Epinephrine)



Complete Regulatory Strategy	FDA Pre-IND Meeting	Design Verification	FDA Pre-NDA Meeting	Design Validation	FDA 505(b)2 NDA Submission	FDA Approval	Market Release
2019	2020	2025 Q1	2026 Q1	2026 Q3	2026 Q3	2027 Q2	2027 Q4

Forward-looking projections cannot be guaranteed.